UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-71341

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/09/2025 (MM/DD/YY) AND ENDING 12/31/2025 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AMS Brokerage Services, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1700 City Farm Drive, Suite B
(No. and Street)

Baton Rouge	Louisiana	70806
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Shawn Duffy	(225) 930-0315	shawn.duffy@amsfsg.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Meadows Urquhart Acree & Cook, LLP
(Name – if individual, state last, first, and middle name)

1802 Bayberry Court, Suite 102	Richmond	Virginia	23226
(Address)	(City)	(State)	(Zip Code)

09/29/2009	3688
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Shawn Duffy _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AMS Brokerage Services, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: *Shawn Duffy*

Title:
President

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AMS Brokerage Services, LLC

Statement of Financial Condition

December 31, 2025

SEC ID 8-71341
Filed as public information pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934.

Contents



meadows urquhart

Accounting FOR MORE.

Report of Independent Registered Public Accounting Firm

To the Member
of AMS Brokerage Services, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of AMS Brokerage Services, LLC (the Company) as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Meadows Urquhart Acree & Cook, LLP

Henrico, Virginia
February 23, 2026

AMS Brokerage Services, LLC

Statement of Financial Condition
December 31, 2025

Assets		
Cash and cash equivalents	$	329,618
Other assets		52,060
Total assets	$	381,678
Liabilities and Member's Equity		
Liabilities		
Accounts payable and accrued expenses	$	20,296
Payable to related party		8,887
Total liabilities		29,183
Member's equity		352,495
Total liabilities and member's equity	$	381,678

See Notes to Financial Statement.

AMS Brokerage Services, LLC

Notes to Financial Statement

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of business: AMS Brokerage Services, LLC (the Company) was formed under the laws of the Commonwealth of Delaware as a single member limited liability company owned by Annuity Marketing Services, LLC (the Parent) on January 29,2025, and received Financial Industry Regulatory Authority (FINRA) membership on July 9, 2025. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of FINRA. The Company is a wholesaler for Registered Index-Linked Annuities (RILAs), variable annuities and wholesaling of variable universal life insurance.

A summary of the Company's significant accounting policies is as follows:

Basis of accounting: The Company's financial statement was prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (US GAAP).

Use of estimates: The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash and cash equivalents: The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Such amounts are valued at cost, which approximates fair value.

Income taxes: The Company is a single member limited liability company and is not a tax filing or paying entity for income tax purposes. Thus, no income tax expense has been recorded in the financial statement. The income or loss of the Company is passed through to the Parent and included in the computation of the Parent's taxable income.

Use of estimates: The preparation of the financial statement in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

Note 2—Other Assets

The Company's other assets as of December 31, 2025, consisted primarily of prepaid software fees and prepaid registration fees paid to FINRA.

Note 3—Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 15 to 1 (8 to 1 in the first year of operations). As of December 31, 2025, the Company had net capital and required net capital of $300,435 and $5,000 respectively. The Company's aggregate indebtedness to net capital ratio as of December 31, 2025 was .0971 to 1.

AMS Brokerage Services, LLC

Notes to Financial Statement

Note 4—Exemption from Rule 15c3-3

The Company is not claiming an exemption from Rule 15c3-3, but is instead relying on Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. paragraph 240.17a-5 because the Company is a wholesaler for RILAs, variable annuities and wholesaling of variable universal life insurance and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year.

Note 5—Related Party Transactions

The Company participates in an Expense Sharing Agreement with the Parent. Under the terms of this agreement, the Company is provided with personnel/benefits, vendor retention, operational support and compliance services necessary to operate the business on a cost-reimbursement basis. The expenses incurred by the Parent, were allocated at cost, in proportion to the Company's utilization.

As of December 31, 2025, the Company recorded a payable to the Parent for $8,887 which included $7,982 under the Expense Sharing Agreement.

Note 6—Segment Information

The Company operates under a single operating and reportable segment that constitutes all of the entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 1 "Nature of Business and Summary of Significant Accounting Policies." The Company has identified the Chief Executive Officer of the Company as the chief operating decision maker who uses net income (loss), which is reported on the statement of operations, and total assets, which is reported on the statement of financial condition, to assess performance and allocate resources, accordingly.

Note 7—Commitments and Contingencies

The Company has evaluated its commitments and contingencies, including legal matters and contractual obligations, and has determined that there are no matters requiring accrual or disclosure as of December 31, 2025.

Note 8—Subsequent Events

In preparing the financial statement, the Company has evaluated events and transactions for potential recognition or disclosure through February 23, 2026, the date the financial statement was available to be issued.